CROSS LAKE MINERALS LTD.

TSX: CRN

082-02636

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Alan Boon		09046144
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

RECEIVED
2009 MAY -5 A 8:14

Suite 108 – 4664 Lougheed Highway
Vancouver, BC V5C 5T5
Phone: (604) 759-0876 Fax: (604) 759-0870

5/18

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 108 – 4664 Lougheed Highway, Burnaby, B.C. V5C 5T5
Tel.: (604) 759-0876 / Fax.: (604) 759-0870

12(g) No. 82-2636
Symbol CRN-T

Voluntarily Delisting of Common Shares

April 29, 2009 – Vancouver, British Columbia – Cross Lake Minerals Ltd. (the "**Company**") reports that the common shares of the Company were voluntarily delisted from the Toronto Stock Exchange at the close of business on April 27, 2009.

The Company requested the delisting to allow it to complete a proposed plan of compromise and arrangement with its creditors under the *Companies' Creditors Arrangement Act* and the *Business Corporations Act* (British Columbia) (the "**Plan**"). Given that the Plan does not allow for any payment to the Company's shareholders, in light of the amount of existing indebtedness of the Company, the directors believe that the delisting at this time is in the best interests of the shareholders.

The Plan is subject to the approval of the creditors of the Company at the creditors' meeting to be held at the office of the PricewaterhouseCoopers Inc., the Court appointed Monitor of the Company's affairs, at the Granville Square Room, 200 Granville Street, Vancouver, British Columbia at 11:00 a.m. on May 7, 2009.

Additional information filed by the Company or the Monitor related to the Plan is available on the Monitor's website at www.pwc.com/car-crosslake.

For further information, please contact:

Cross Lake Minerals Ltd.
Alan Boon, President and CEO
(604) 759-0876 or visit our website at www.crosslakeminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.